SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MeadWestvaco Corporation

(Name of Subject Company (Issuer))

MeadWestvaco Corporation (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

583334 10 7

(CUSIP Number of Class of Securities)

Wendell L. Willkie, II

Senior Vice President, General Counsel and Secretary

MeadWestvaco Corporation

One High Ridge Park

Stamford, Connecticut 06905

Telephone: (203) 461-7400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elliott V. Stein, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$520,000,000	$61,204

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 16,000,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the maximum possible tender offer price of $32.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the tender offer by MeadWestvaco Corporation, a Delaware corporation (“MeadWestvaco” or the “Company”), to purchase for cash up to 16,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of January 29, 2002, between MeadWestvaco and The Bank of New York, as Rights Agent, at a price not more than $32.50 nor less than $28.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 10, 2005 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2    Subject Company Information.

(a) Name and Address. The name of the issuer is MeadWestvaco Corporation. The address of the principal executive offices of MeadWestvaco Corporation is One High Ridge Park, Stamford, Connecticut 06905. The telephone number of the principal executive offices of MeadWestvaco Corporation is (203) 461-7400.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends; Rights Agreement”) is incorporated herein by reference.

Item 3    Identity and Background of Filing Person.

(a) Name and Address. MeadWestvaco Corporation is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4    Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5    Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends; Rights Agreement”) is incorporated herein by reference.

Item 6    Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction and the use of securities acquired in the transaction and plans, are incorporated herein by reference:

•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer”).

Item 7    Source and Amount of Funds and Other Consideration.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

(b); (d) Conditions; Borrowed Funds. Not applicable.

Item 8    Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9    Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10    Financial Statements.

(a); (b) Financial Information; Pro Forma Information. Not applicable. Notwithstanding that financial statements are not required to be furnished pursuant to Instruction 2 to Item 10, MeadWestvaco has provided a summary of selected historical financial information and selected pro forma financial information for its most recent fiscal year and most recent fiscal quarter, and has incorporated by reference certain documents filed with the Securities and Exchange Commission, in Section 10 of the Offer to Purchase (“Certain Information Concerning MeadWestvaco”).

Item 11    Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding MeadWestvaco”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and

Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12    Exhibits.

A list of the exhibits to be filed as part of this Schedule is set forth in the Exhibit Index, which immediately precedes such exhibits and is incorporated by reference.

Item 13    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEADWESTVACO CORPORATION

By:	/S/ WENDELL L. WILLKIE, II
Name:	Wendell L. Willkie, II
Title:	Senior Vice President, General Counsel and Secretary

Dated: May 10, 2005

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 10, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 10, 2005.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 10, 2005.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement, dated May 10, 2005.

(a)(5)(B)	Letter from John A. Luke, Jr., Chairman of the Board and Chief Executive Officer of MeadWestvaco, to stockholders of MeadWestvaco Corporation, dated May 10, 2005.

(a)(5)(C)	Questions and Answers with Respect to the Tender Rights of Participants in the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees or the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees.

(a)(5)(D)	Letter from the Administrator of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees or the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees to the participants in each of those plans, dated May 10, 2005.

(a)(5)(E)	Instruction Form for participants in the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees or the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees.

(a)(5)(F)	Letter from the Trustee of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees or the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees to the participants in each of those plans, dated May 10, 2005.

(a)(5)(G)	Press release, dated May 6, 2005, previously filed as Exhibit 99.1 to MeadWestvaco’s Pre-Commencement Schedule TO filed on May 6, 2005, and incorporated herein by reference.

(a)(5)(H)	Press release, dated May 10, 2005.

(b)	Not applicable.

(d)(1)(A)	The Mead Corporation Restricted Stock Plan effective December 10, 1987, as amended through June 24, 1999, previously filed as Exhibit 10.xxxv to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(1)(B)	Ninth Amendment to The Mead Corporation Restricted Stock Plan, previously filed as Exhibit 10.5 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended March 30, 2002, and incorporated herein by reference.

(d)(2)	The Mead Corporation 1991 Stock Option Plan, as amended through June 24, 1999, previously filed as Exhibit 10.xxvii to MeadWestvaco’s Annual Report on Form 10-K for the transition period ended December 31, 2001, and incorporated herein by reference.

(d)(3)(A)	The Westvaco Corporation 1995 Salaried Employee Stock Incentive Plan, effective February 28, 1995, previously filed as Exhibit 99 to Westvaco Corporation’s Registration Statement on Form S-8 dated February 28, 1995, File No. 33-57879, and incorporated herein by reference.

(d)(3)(B)	Amendment to The Westvaco Corporation 1995 Salaried Employee Stock Incentive Plan, effective April 23, 2002, previously filed as Exhibit 10-2 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended June 30, 2002, and incorporated herein by reference.

(d)(4)(A)	The Mead Corporation 1996 Stock Option Plan, as amended through June 24, 1999 and amended February 22, 2001, previously filed as Exhibit 10.3 to Mead’s Quarterly Report on Form 10-Q for the period ended July 4, 1999 and Appendix 2 to Mead Corporation’s definitive proxy statement for the 2001 Annual Meeting of Shareholders, and incorporated herein by reference.

(d)(4)(B)	Amendment to The Mead Corporation 1996 Stock Option Plan, effective April 23, 2002, previously filed as Exhibit 10.3 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended June 30, 2002, and incorporated herein by reference.

(d)(5)(A)	The Westvaco Corporation 1999 Salaried Employee Stock Incentive Plan, effective September 17, 1999, previously filed as Appendix A to Westvaco Corporation’s definitive proxy statement for the 1999 Annual Meeting of Shareholders, and incorporated herein by reference.

(d)(5)(B)	Amendment to The Westvaco Corporation 1999 Salaried Employee Stock Incentive Plan effective as of April 23, 2002, previously filed as Exhibit 10.1 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended June 30, 2002, and incorporated herein by reference.

(d)(6)	The MeadWestvaco Corporation Compensation Plan for Non-Employee Directors, previously filed as Exhibit B to MeadWestvaco’s definitive Proxy Statement for the 2002 Annual Meeting of Shareholders, and incorporated herein by reference.

(d)(7)	The Westvaco Corporation Deferred Compensation Plan effective March 1, 2001, previously filed as Exhibit 10.c to Westvaco’s Quarterly Report on Form 10-Q/A for the period ended April 30, 2001, File No. 1-3013, and incorporated herein by reference.

(d)(8)	The Mead Corporation Deferred Compensation Plan for Directors, as amended through October 29, 1988; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxvi to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(9)	1985 Supplement to The Mead Corporation Deferred Compensation Plan for Directors, as amended through October 29, 1988; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxvii to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(10)(A)	The Westvaco Corporation Savings and Investment Restoration Plan, as amended, effective January 1, 1990, and Retirement Income Restoration Plan and Excess Benefit Plan, as amended, effective January 1, 1990, previously filed as Exhibit 10(e) to Westvaco’s Annual Report on Form 10-K for the fiscal year ended October 31, 1989, File No. 1-3013, and incorporated herein by reference.

(d)(10)(B)	Amendment to the Westvaco Corporation Savings and Investment Restoration Plan, effective January 1, 1991, previously filed as Exhibit 10(e) to Westvaco’s Annual Report on Form 10-K for the fiscal year ended October 31, 1991, File No. 1-3013, and incorporated herein by reference.

(d)(10)(C)	Amendment to the Westvaco Corporation Savings and Investment Restoration Plan, effective October 1, 1995, previously filed as Exhibit 10(e) to Westvaco’s Annual Report on Form 10-K for the fiscal year ended October 31, 1996, File No. 1-3013, and incorporated herein by reference.

(d)(11)	1985 Supplement to The Mead Corporation’s Incentive Compensation Election Plan, as amended November 17, 1987, and as further amended October 29, 1988; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxix to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(12)	The Mead Corporation Excess Benefit Plan dated January 1, 1996; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxx to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(13)	Amendment to The Mead Corporation Section 415 Excess Benefit Plan in which executive officers participate, previously filed as Exhibit 10.3 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended March 30, 2002, and incorporated herein by reference.

(d)(14)(A)	The Mead Corporation Excess Earnings Benefit Plan dated January 1, 1996; as amended effective June 24, 1998; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxi to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(14)(B)	Amendment to The Mead Corporation Excess Earnings Benefit Plan in which executive officers participate, previously filed as Exhibit 10.2 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended March 30, 2002, and incorporated herein by reference.

(d)(15)(A)	Restated Supplemental Executive Retirement Plan effective January 1, 1997; as amended effective June 24, 1998; as amended effective August 28, 2001, previously filed as Exhibit 10.xxxii to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(15)(B)	Third Amendment to The Mead Corporation Supplemental Executive Retirement Plan in which executive officers participate, previously filed as Exhibit 10.1 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended March 30, 2002, and incorporated herein by reference.

(d)(16)	Restated Benefit Trust Agreement dated August 27, 1996 between The Mead Corporation and Society Bank, National Association; as amended effective June 24, 1998; as amended effective October 28, 2000; as amended effective June 28, 2001; as amended August 28, 2001, previously filed as Exhibit 10.xxxiv to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(17)(A)	The Mead Corporation Amended and Restated Directors Capital Accumulation Plan effective January 1, 2000; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxviii to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(17)(B)	The Mead Corporation Amended and Restated Executive Capital Accumulation Plan effective January 1, 2000; as amended effective October 26, 2001, previously filed as Exhibit 10.xxxxi to MeadWestvaco’s Annual Report on Form 10-K for the Transition Period ended December 31, 2001, and incorporated herein by reference.

(d)(18)	MeadWestvaco Corporation Annual and Long-term Incentive Plan (as amended and restated as of February 26, 2002), previously filed as Exhibit 10.40 to MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(d)(19)	MeadWestvaco Corporation Annual and Long-term Incentive Plan for Executives Exempt from Internal Revenue Code Section 162(m) (as amended and restated as of February 26, 2002), previously filed as Exhibit 10.41 to MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(d)(20)	Form of Employment Agreement for John A. Luke, Jr. and James A. Buzzard, dated January 29, 2004, previously filed as Exhibit 10.1 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, and incorporated herein by reference.

(d)(21)	Form of Employment Agreement for Mark T. Watkins, dated January 29, 2004, previously filed as Exhibit 10.2 to MeadWestvaco’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, and incorporated herein by reference.

(d)(22)	MeadWestvaco Corporation Retirement Restoration Plan Effective January 1, 2003, previously filed as Exhibit 10.32 to MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference.

(d)(23)	Form of Employment Agreement dated January 29, 2004 for Wendell L. Willkie, II, previously filed as Exhibit 10.33 to MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference.

(d)(24)	Form of Employment Agreement dated September 30, 2004 for E. Mark Rajkowski, previously filed as Exhibit 10.34 to MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference.

(d)(25)	MeadWestvaco Corporation 2005 Performance Incentive Plan, previously filed as Annex D to MeadWestvaco’s definitive proxy statement filed on Form DEF 14A on March 23, 2005, and incorporated herein by reference.

(d)(26)	Rights Agreement dated as of January 29, 2002 between MeadWestvaco and The Bank of New York, previously filed as Item 2 to MeadWestvaco’s Form 8-A dated January 29, 2002, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.